PE 2/25/2015

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
FEB 25 2015
Washington, DC 20549

[redacted]

DIVISION OF
CORPORATION FINANCE

15005581

February 25, 2015

| | |
|---|---|
| Act: | 1934 |
| Section: | |
| Rule: | 14a-8 (DVS) |
| Public Availability: | 2-25-15 |

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Exxon Mobil Corporation

Dear Ms. Ising:

This is in regard to your letter dated February 24, 2015 concerning the shareholder proposal submitted by the Sisters of St. Francis of Rochester, Minnesota; the Sinsinawa Dominican Sisters of Sinsinawa, Wisconsin; the Franciscan Sisters of Perpetual Adoration and the Benedictine Sisters' Charitable Trust for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that ExxonMobil therefore withdraws its January 23, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Betty Kenny
Academy of Our Lady of Lourdes
kennyosf@aol.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 24, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
*Shareholder Proposal of the Sisters of St. Francis (Academy of Our Lady of Lourdes) of Rochester, Minnesota, The Sinsinawa Dominicans, The Franciscan Sisters of Perpetual Adoration, and Benedictine Sisters' Charitable Trust*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated January 23, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, Exxon Mobil Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Sisters of St. Francis (Academy of Our Lady of Lourdes) of Rochester, Minnesota, The Sinsinawa Dominicans, The Franciscan Sisters of Perpetual Adoration, and Benedictine Sisters' Charitable Trust (the "Proponents").

Enclosed as Exhibit A is a letter from Ms. Betty Kenny, OSF, on behalf of the Proponents, received by the Company on February 24, 2015, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 23, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or James E. Parsons, the Company's Coordinator—Corporate, Finance and Securities Law, at (972) 444-1478 with any questions regarding this matter.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: James E. Parsons, Exxon Mobil Corporation
Betty Kenny, OSF, Sisters of St. Francis of Rochester
Sister Joy Peterson, PBVM, The Sinsinawa Dominicans
Sister Susan Ernster, FSPA, The Franciscan Sisters of Perpetual Adoration
Sr. Susan Mika, OSB, Benedictine Sisters' Charitable Trust

101885529.1

**EXHIBIT A**

ACADEMY OF OUR LADY OF LOURDES

CORPORATE TITLE OF

SISTERS OF THE THIRD ORDER REGULAR OF SAINT FRANCIS

OF THE CONGREGATION OF OUR LADY OF LOURDES

PHONE 507/282-7441
FAX: 507/282-7762

1001 14 ST NW, SUITE 100 • ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2525

Received
FEB 24 2015
J. J. Woodbury

February 18, 2015

Mr. Jeffrey J. Woodbury, Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Woodbury:

Thank you for speaking with our faith-based investor group on February 4 and your follow up e-mail of February 12 concerning rail risk management. It is clear to us that ExxonMobil takes this subject very seriously.

Based on these discussions, I am authorized by the Academy of Our Lady of Lourdes, Sisters of the Third Order Regular of St. Francis, Rochester, Minnesota, and by the co-filers The Sinsinawa Dominicans and The Franciscan Sisters of Perpetual Adoration, and the Benedictine Sisters' Charitable Trust to withdraw the shareholder proposal, "Detail Risks Associated with Railway Transportation of Crude Oil."

We remain concerned with the increasing quantities and hazard of crude oil shipments by rail and would encourage the company to embrace the new US DOT rules and work with your carriers to inform and train local communities through which your products travel. We look forward to further dialogues on this subject and are appreciative of the company's attention to this urgent matter.

Sincerely,

Betty Kenny, OSF

Betty Kenny, OSF

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 26471-00003

January 23, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
*Shareholder Proposal of the Sisters of St. Francis (Academy of Our Lady of Lourdes) of Rochester, Minnesota, The Sinsinawa Dominicans, The Franciscan Sisters of Perpetual Adoration, and Benedictine Sisters' Charitable Trust*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Sisters of St. Francis (Academy of Our Lady of Lourdes) of Rochester, Minnesota, The Sinsinawa Dominicans, The Franciscan Sisters of Perpetual Adoration, and Benedictine Sisters' Charitable Trust (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the

Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> RESOLVED: Shareholders request that Exxon Mobil Corporation's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publically the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related To The Company's Ordinary Business Operations.**

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff also has consistently found that shareholder proposals that address ordinary business operations and seek additional detailed disclosure (whether in Exchange Act filings or special reports), may be excluded under Rule 14a-8(i)(7). In Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Commission notes that with respect to proposals that request additional disclosure, the Staff will look to the underlying subject matter to determine whether the proposal relates to ordinary business. Moreover, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *See Johnson Controls, Inc.* (avail. Oct. 26, 1999). Thus, the Commission has long held that, when applying Rule 14a-8(i)(7), proposals that request a report or other disclosure are evaluated by considering the underlying subject matter of the proposal—here, the Company's choice of technologies and its safety efforts, which constitute integral parts of the Company's ordinary business.

### A. *The Proposal Relates To The Company's Choice of Technologies.*

The Company is one of the largest independent oil and gas companies in the world, and the transportation of crude oil and natural gas is a normal part of the Company's routine operations. The Company's determination whether to transport oil and gas by rail or to use some other method such as pipelines or trucks implicates the Company's choice of the technology it uses in its operations, a matter that the Staff has found to relate to a company's ordinary business (both in terms of the choice of technologies for shipping the Company's own production and for shipping oil and gas purchased for use by its refineries and chemical plants). *See Dominion Resources, Inc.* (avail. Feb. 14, 2014) (Staff concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that a company review the risks of its plan for developing solar generation, and noting the such proposal "concern[ed] the company's choice of technologies for use in its operations"); *see also FirstEnergy Corp.* (avail. Mar. 8, 2013); *AT&T Inc.* (avail. Feb. 13, 2012). The determination of what transportation technology an oil and gas company uses in its operations also is comparable to a rail company's determination as to whether to develop a new safety system for railroads, as in *Union Pacific Corp.* (avail. Dec. 16, 1996), a technology company's determination as to whether to use RFID technology, as in *Applied Digital Solutions* (avail. Apr. 25, 2006) or a rail company's determination as to whether to develop a kit to allow the conversion of a majority of its locomotive fleet to a more efficient system, as in *CSX Corp.* (avail. Jan. 24, 2011). Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because it concerns the Company's choice of technologies for use in its routine, day-to-day operations for transporting oil and gas.

***B. The Proposal Relates To The Company's Safety Efforts.***

The Company is committed to continuous efforts to identify and eliminate or manage safety risks associated with its operations, and accordingly it holistically considers risk of disasters, and steps to mitigate such risk, together with other safety and security concerns when considering the transportation of crude oil and gas. An "analysis of the risks . . . linked to various kinds of disasters resulting from shipping crude oil and natural gas" requires an evaluation of the Company's safety procedures pertinent to the transportation of oil and gas. For example, the Company's procedures for choosing rail shipping companies and related contractors and reducing the potential volatility of certain types of production prior to shipment may affect the likelihood of an accident's occurrence as well as the potential consequences should an accident occur. The analysis required by the Proposal implicates all of the Company's safety initiatives involved in the transportation of oil and gas by rail.

The Proposal is similar to many other shareholder proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek reports on information about a company's safety initiatives. For example, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred in the exclusion of a proposal requesting disclosures of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. Union Pacific argued that the proposal was excludable because the proposal related to the company's day-to-day efforts to safeguard its operations—including not only terrorist attacks, but also earthquakes, floods, counterfeit merchandise and tainted cargo. The Staff's response noted that the proposal was excludable because it included matters relating to Union Pacific's ordinary business operations. Union Pacific successfully argued that its efforts to safeguard its operations from earthquakes, floods, counterfeit merchandise and tainted cargo were ordinary business matters. *See also Kansas City Southern* (recon. avail. Mar. 14, 2008) (Staff concurring, on reconsideration, that proposal requesting "information relevant to KCS's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents" could be excluded under Rule 14a-8(i)(7) where company argued that homeland security incidents included incidents such as natural disasters that were related to its day-to-day operations).

Further, in *CNF Transportation, Inc.* (avail. Jan. 26, 1998), the Staff concurred in the exclusion of a proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness and shareholder value because "disclosing safety data and claims history" was a matter of the company's ordinary business. Likewise, in *AMR Corp. (Farquhar)* (avail. April 2, 1987), the Staff concluded that a proposal requesting that the board of directors review and issue a report regarding the safety of the company's airline operations was excludable because "determining the nature and extent of review of the safety" of AMR's airline operations was a matter of the company's ordinary business. *See also UAL Corp.* (avail. Jan. 28, 1998) (proposal requesting UAL to undertake a complete and thorough technical evaluation of the U.S. Air Traffic Control system, develop a plan to correct deficiencies found in the evaluation and provide continuing oversight of the U.S. Air Traffic Control system excludable as ordinary business); *E.I. du Pont de Nemours and Co.* (avail. Nov. 27, 1992) (concurring in the exclusion of a proposal as ordinary business because it related to "the safety of the Company's aviation operations"); *Chevron Corp.* (avail. Feb. 22, 1988) (concurring in the exclusion of a proposal as ordinary business because it related to the protection of the safety of company employees); and *Southern California Edison Co.* (avail. Jan. 20, 1984) (same).

The Proposal seeks information on the Company's "analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail." This report implicates the Company's safety efforts—such risks are directly affected by the Company's safety policies and procedures concerning transportation of oil and gas, the choice of shippers, procedures for processing oil or gas prior to shipment, the safety equipment worn by personnel involved in such operations, how employees or contractors involved in transportation operations are screened and trained for their jobs, security issues and numerous other aspects of the Company's day-to-day operations. As with the proposal in *Union Pacific Corp.*, the Proposal seeks information on a broad array of day-to-day safety issues that confront the Company, not just those described in the Proposal's supporting statements. SLB 14E provides that proposals generally will not be excludable if the underlying subject matter transcends the day-today business of the company and raises "significant policy issues." However, transportation of oil and gas by rail is not a significant policy issue, and the Staff has never found it to be one. Even if the Staff were to create a new significant policy issue implicated by the Proposal, that alone would not be sufficient to remove the Proposal from the scope of Rule 14a-8(i)(7). Rather, proposals that raise significant policy issues may nevertheless be excludable if other aspects of the action requested by the proposal implicate a company's ordinary business. *See PetSmart, Inc.* (avail. Mar. 24, 2011) (Staff granting no-action relief and noting "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'").

Here, the language of the Proposal requires an analysis of "risks . . . linked to various kinds of disasters" connected with the transportation of oil and gas. Various kinds of disasters would include natural disasters, manmade disasters, logistical disasters, and even financial liabilities (as indicated by the proposal's requirement to focus especially on "fiscal and reputational risks"). Because the analysis required by the Proposal would cover every sort of problem that could be linked to the transportation of oil and gas by rail, it would cover everything from the risk of an accident to the financial harm caused to the Company by striking railroad employees. These types of events involve a broad swath of the Company's operations, from the safety protocols discussed above to the Company's ability to operate producing fields or manufacturing plants during a railroad workers' strike. Accordingly, the Proposal's broad scope renders the Proposal excludable under Rule 14a-8(i)(7) because implementation of measures to mitigate the risks implicated by the Proposal is a central and routine element of the Company's ordinary business.

***C. The Proposal Does Not Relate To The Board's Role In The Oversight Of Risk Management.***

In SLB 14E, the Staff explained the way in which they will analyze shareholder proposals relating to risk:

> [W]e will . . . focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. . . .
>
> In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

After issuing SLB 14E, the Staff took the position in *Western Union Co.* (avail. Mar. 14, 2011) that a proposal that requests a report on how a particular risk is being addressed is excludable if the underlying subject matter of the risk relates to ordinary business, even if the proposal requests that the report come from the board or a board committee. The *Western Union* proposal requested the establishment of a risk committee on the board of directors and requested that the committee periodically report to shareholders on the company's approach to monitoring and control of certain potentially material risk exposures. The Staff concurred in the exclusion of the proposal, noting that "although the proposal requests the establishment of a risk committee, which is a matter that focuses on the board's role in the oversight of Western Union's management of risk, the proposal also requests a report that describes how Western Union monitors and controls particular risks. . . . [T]he underlying subject matters of these risks appear to involve ordinary business matters." Thus, in *Western Union*, the proposal was excludable despite its request for board action. This precedent is consistent with Exchange Act Release No. 20091 (Aug. 16, 1983), in which the Commission observed that the Staff's prior position "that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable . . . raise[d] form over substance and render[ed] the provisions of paragraph (c)(7)[now (i)(7)] largely a nullity." Accordingly, a report on the Company's shipping of oil and gas by rail implicates the Company's ordinary course operations and may be excluded pursuant to Rule 14a-8(i)(7).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E.

Parsons, the Company's Coordinator—Corporate, Finance and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Betty Kenny, OSF, Sisters of St. Francis of Rochester
Sister Joy Peterson, PBVM, The Sinsinawa Dominicans
Sister Susan Ernster, FSPA, The Franciscan Sisters of Perpetual Adoration
Sr. Susan Mika, OSB, Benedictine Sisters' Charitable Trust

101855902.8

**EXHIBIT A**

ACADEMY OF OUR LADY OF LOURDES
CORPORATE TITLE OF
SISTERS OF THE THIRD ORDER REGULAR OF SAINT FRANCIS
OF THE CONGREGATION OF OUR LADY OF LOURDES

PHONE 507/282-7441
FAX: 507/282-7762

1001 14 ST NW, SUITE 100 • ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2525

Received
DEC 08 2014
J. J. Woodbury

December 5, 2014

RECEIVED
DEC 8 2014
B. D. TINSLEY

Mr. Jeffrey Woodbury
Vice President of Investor Relations and Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Woodbury:

Peace and all good! The Sisters of St. Francis (Academy of Our Lady of Lourdes) of Rochester, Minnesota, have been shareholders in ExxonMobil for several years. As members of ICCR, we seek social as well as financial return on investments and have serious concerns regarding the risks linked to disasters resulting from shipping crude oil and natural gas by rail. We appreciate the opportunities that we have had to dialogue with representatives of the company but after years of dialogue we still don't have any real systemic reporting on operations

We, the Sisters of St. Francis of Rochester, are the lead-filer of the enclosed proposal on the risks of disasters resulting from shipping crude oil and natural gas by rail.

I am hereby authorized to notify you of our intention to submit this shareholder proposal. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the proposal. Please note that the contact person for this proposal will be: Betty Kenny at: 651-457-8499 or kennyosf@aol.com.

We are the beneficial owner of 60 shares of ExxonMobil stock and we have held a requisite number of shares for over one year. As verification that we are beneficial owners of common stock in Exxon, I enclose a letter from Morgan Stanley Smith Barney, our portfolio custodian/record holder attesting to that fact. It is our intention to continuously keep these shares in our portfolio and beyond the date of the annual meeting.

We appreciate the opportunity to dialogue with the company and look toward continued substantive dialogue on important social and environmental issues related to risks of transporting crude oil and natural gas..

Respectfully yours,

Betty Kenny, OSF

Betty Kenny, OSF
Chair, Social Investment Activities Committee

Enclosures

cc: Julie Wokaty, ICCR (Interfaith Center on Corporate Responsibility)

**WHEREAS**, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno (*EnergyWire*, July 17, 2013). According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport," noting that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM*, January 2, 2014)."

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario" (http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj).

In July 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated oil and railroad industries together.

Despite such efforts to protect the public, *The Wall Street Journal* reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers." The same *Journal* article stated that railroad companies are warning that proposed lower speed limits for oil trains could cause delays for the entire rail network, while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments."

RESOLVED: Shareholders request that Exxon Mobil Corporation's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

**Supporting Statement**

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil by rail from the Bakken Shale and other areas of the United States.

Morgan Stanley Smith Barney
14 2nd Street SW, Suite 201
Rochester, MN 55902
tel 507 281 0405
fax 507 529 4413
toll free 800 328 8191

MorganStanley
SmithBarney

December 5, 2014

Academy of Our Lady of Lourdes
Attn: Sister Marlene Pinzka
1001 14th St NW
Rochester, MN 55901

RE: Ownership of Exxon Mobil Corporation

Dear Sister Marlene:

This letter serves as formal confirmation to verify that the Academy of Our Lady of Lourdes owns and holds in their Morgan Stanley account 60 shares of Exxon Mobil Corporation. These shares were purchased in July of 1998. These shares are held long in the Academy of Our Lady of Lourdes account at Morgan Stanley.

If further information is required, please do not hesitate to contact me.

Linda Becker
Linda Becker
Complex Service Manager
Morgan Stanley Wealth Management
8300 Norman Center Drive
Suite 1150
Bloomington, MN 55437
Phone: 952-921-1996
EFax: 651-389-9311

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039

**Jeffrey J. Woodbury**
Vice President, Investor Relations
and Secretary

**ExxonMobil**

December 11, 2014

**VIA UPS – OVERNIGHT DELIVERY**

Sister Betty Kenny, OSF
Chair, Social Investment Activities Committee
Academy of Our Lady of Lourdes
1001 14 St NW, Suite 100
Assisi Heights
Rochester, MN 55901-2525

Dear Sister Kenny:

This will acknowledge receipt of the proposal concerning a report on rail risks, which you have submitted on behalf of the Academy of Our Lady of Lourdes in connection with ExxonMobil's 2015 annual meeting of shareholders. However, proof of share ownership included with your December 5, 2014 submission does not meet requirements, as shown below.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 5, 2014, which is the date the Proposal was postmarked for delivery.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 5, 2014.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 5, 2014; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether their broker or bank is a DTC participant by asking their broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from their broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 5, 2014.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 5, 2014. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 5, 2014, the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The Morgan Stanley Smith Barney letter included with the Proponent's December 5, 2014 submission carries the December 5, 2014 date of your proposal. However, the fax header on that document indicates it was sent by Morgan Stanley on November 24, 2014. Thus notwithstanding the December 5 date printed on the letter, we believe this letter only actually verifies ownership as of its November 24, 2014 transmittal date and therefore does not verify that the Proponent has continuously owned at least $2,000 of ExxonMobil stock for the one year period to and including December 5, 2014, the date of the proposal.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

JJW/ljg

c: Julie Wokaty

STIFEL NICOLAUS

RECEIVED
DEC 2 4 2014
B. D. TINSLEY

December 8, 2014

Brian Tinsley
Manager, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Franciscan Sisters of Perpetual Adoration A/C ***FISMA & OMB Memorandum M-07-16***

Dear Brian Tinsley:

Attached is a statement from September 2013 showing the Franciscan Sisters owned over $2,000.00 worth of Exxon Mobil stock and also a statement from November 2014 showing they still owned over $2,000.00 worth of Macy's Inc. stock. Currently they still hold the same amount of shares that is stated on the November 2014 statement and they intend to hold these shares until and after the upcoming board meeting.

Thank you,

William E. Tienken
First Vice President/Investments

STIFEL
NICOLAUS

RECEIVED
DEC 24 2014
B. D. TINSLEY

December 8, 2014

Brian Tinsley
Manager, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Franciscan Sisters of Perpetual Adoration A/C ***FISMA & OMB Memorandum M-07-16***

Dear Brian Tinsley:

Attached is a statement from September 2013 showing the Franciscan Sisters owned over $2,000.00 worth of Exxon Mobil stock and also a statement from November 2014 showing they still owned over $2,000.00 worth of Macy's Inc. stock. Currently they still hold the same amount of shares that is stated on the November 2014 statement and they intend to hold these shares until and after the upcoming board meeting.

Thank you,

William E. Tienken
First Vice President/Investments

STIFEL, NICOLAUS & COMPANY, INCORPORATED
70 WEST MADISON STREET, SUITE 2400 | CHICAGO, ILLINOIS 60602
(312) 726-5900 | (800) 223-8232 TOLL-FREE | (312) 269-0403 FAX | WWW.STIFEL.COM
MEMBER SIPC AND NYSE

*The Sinsinawa Dominicans*
585 County Road Z • Sinsinawa, Wisconsin 53824-9701
Phone (608) 748-4411 Fax (608) 748-4491

December 8, 2014

Received
DEC 1
J. J

RECEIVED
DEC 1 0 2014
B. D. TINSLEY

Mr. Jeffrey Woodbury
Secretary
Exxon-Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Woodbury,

The Sinsinawa Dominican Sisters of Sinsinawa, Wisconsin, have been shareholders of ExxonMobil for well over twenty years. Through our involvement with the Interfaith Center on Corporate Responsibility we have joined with many other groups who share our concern for the issues resulting from the expansion of oil and gas extraction. This includes the increase in reliance upon rail lines to ship crude oil across the United States and Canada. As a result of this increase more cities are being exposed to potential hazards. We care about the real and potential negative impacts on our communities from these hazards.

The Sinsinawa Dominicans have owned at least $2,000 worth of Exxon Mobil Corporation common stock for over one year and will be holding this through next year's annual meeting. Verification of ownership is attached.

I am authorized, as Corporate Responsibility Agent of the Sinsinawa Dominicans – Peace and Justice, to co-file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of the ExxonMobil Corporation shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I designate Sister Betty Kenny, OSF, as the lead filer to act on my behalf for all purposes in connection with this proposal. Sister Betty represents the Academy of Our Lady of Lourdes, Sisters of the Third Order Regular of St. Francis, Rochester, MN who are the primary filers. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. (Sister Betty may be contacted at kennyosf@aol.com ) In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

We hope that between now and the filing of the proxy materials for the next annual meeting we may have productive conversations on this critical issue.

Sincerely,

Sister Joy Peterson

Sister Joy Peterson, PBVM
Promoter of Peace and Justice
The Sinsinawa Dominicans
jpeterson@sinsinawa.org

**DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL**

**WHEREAS**, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno (*EnergyWire*, July 17, 2013). According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport," noting that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM*, January 2, 2014)."

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario."
http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj

In July 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated oil and railroad industries together.

Despite such efforts to protect the public, *The Wall Street Journal* reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers." The same *Journal* article stated that railroad companies are warning that proposed lower speed limits for oil trains could cause delays for the entire rail network, while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments."

RESOLVED: Shareholders request that Exxon Mobil Corporation's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

**Supporting Statement**

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil by rail from the Bakken Shale and other areas of the United States.

DB&T
DUBUQUE BANK AND TRUST

December 8, 2014

Mr. Jeffrey Woodbury, Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving TX 75039-2298

Re: Sinsinawa Dominicans – Peace & Justice

Dear Mr. Woodbury:

This verifies that the Sinsinawa Dominicans own and hold in street name in their Dubuque Bank & Trust account 126 shares of Exxon Mobil Corporation common stock. They have owned said shares for more than one year and still own them as of December 8, 2014. We have been instructed to continuously hold this same stock through next year's annual meeting. The market value of the shares as of December 8 was $11,554.20.

Dubuque Bank & Trust custodies their assets at Northern Trust, where they are held as CEDE & Co nominee name. Northern Trust is a DTC participant. Enclosed is a page from the December 8, 2014 statement from Northern Trust showing Dubuque Bank & Trust held at least 126 shares of Exxon Mobil Corporation common stock.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,

Joanna Richter

Joanna Richter, CTFA
Vice President

Enclosure

Cc: Sr. Joy Peterson

WEALTH ADVISORY SERVICES
1398 Central Ave. | P.O. Box 747 | Dubuque, IA 52004-0747
T 866.397.2133 | D 563.589.2133 | F 563.587.4031
www.yourwealthadvisoryservices.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving TX 75039-2298

ExxonMobil

December 17, 2014

**VIA UPS – OVERNIGHT DELIVERY**

Sister Joy Peterson
Promoter of Peace and Justice
The Sinsinawa Dominicans
585 County Road Z
Sinsinawa, WI 53824-9701

Dear Sister Peterson:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Sinsinawa Dominicans (the "Co-filer") the proposal previously submitted by Sister Betty Kenny concerning report on rail risks in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from Dubuque Bank and Trust, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Sister Betty Kenny

RECEIVED

DEC 12 2014

G.R. GLASS

Franciscan Sisters of Perpetual Adoration

912 Market Street La Crosse, WI 54601-4782
PHONE 608-782-5610 FAX 608-782-6301
EMAIL fspa@fspa.org WEBSITE www.fspa.org

December 8, 2014

Received
DEC 12 2014
J. J. Woodbury

Mr. Jeffrey Woodbury
Vice President of Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

The Franciscan Sisters of Perpetual Adoration are a community of Catholic women religious. As such we are concerned about the environment and the care of every aspect of it and the impact we have on the environment. For this reason we are concerned about the risks of transporting crude oil on the railways. Hence the enclosed.

The Franciscan Sisters of Perpetual Adoration, Inc. have owned at least $2,000 worth of Exxon Mobil Inc. stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 8, 2014.

I am authorized, as Treasurer and Chief Financial Officer of the Congregation, to co file, along with The Academy of Our Lady of Lourdes, Sisters of the Third Order Regular of St. Francis, the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Exxon Mobil Inc. shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope we can come to a mutually beneficial dialogue on the issue addressed in our proposal in a way that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,

Susan M. Ernster, FSPA

Sister Susan Ernster, FSPA

Enc.

*Modern Lives, Sacred Traditions*

## DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL

**WHEREAS**, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno (*EnergyWire*, July 17, 2013). According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport," noting that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM*, January 2, 2014)."

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario" (http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj).

In July 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated oil and railroad industries together.

Despite such efforts to protect the public, *The Wall Street Journal* reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers." The same *Journal* article stated that railroad companies are warning that proposed lower speed limits for oil trains could cause delays for the entire rail network, while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments."

RESOLVED: Shareholders request that Exxon Mobil Corporation's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

**Supporting Statement**

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil by rail from the Bakken Shale and other areas of the United States.

First Fiduciary
Investment Counsel, Inc.
Park Center Plaza • 6100 Oak Tree Blvd. • Suite 185 • Cleveland, Ohio 44131 • (216) 643-9100
Building Wealth Through Disciplined Investing Since 1975 • www.firstfiduciary.com

RECEIVED
DEC 9 2014
B. D. TINSLEY

December 8, 2014

Received
DEC 09 2014
J. J. Woodbury

Mr. Jeffrey Woodbury
Vice President of Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

This is to notify you that, as of December 8, 2014 the Franciscan Sisters of Perpetual Adoration have owned continuously for one year from this date at least $2,000 worth of Exxon Mobil, Inc. common stock. I have been notified by filer that this same stock should be held through next year's annual meeting.

Sincerely,

Mary F. Anderson, CFA
President

MFA/lac

CC: Sue Emster, FSPA Treasurer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 17, 2014

**VIA UPS – OVERNIGHT DELIVERY**

Sister Susan Ernster, FSPA
Franciscan Sisters of Perpetual Adoration
912 Market Street
La Crosse, WI 54601-4782

Dear Sister Ernster:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Franciscan Sisters of Perpetual Adoration the ("Co-filer") the proposal previously submitted by Sister Betty Kenny concerning report on rail risks in connection with ExxonMobil's 2015 annual meeting of shareholders. However, as noted in your December 8, 2014, letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 8, 2014, which is the date the Proposal was received by overnight delivery service.

The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof verifying their continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 8, 2014.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 8, 2014; or

- if the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which may be available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to submit a written statement from its broker or bank verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 8, 2014.

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 8, 2014. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 8, 2014, the required amount of securities were continuously held – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to Jeanine.gilbert@exxonmobil.com.

In light of the SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Enclosures

c: Sister Betty Kenny

# Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216

210-348-6704 phone
210-341-4519 fax

December 10, 2014

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

RECEIVED
DEC 11 2014
B. D. TINSLEY

Sent by Fax: 972-444-1505

Dear Mr. Rosenthal:

I am writing you on behalf of the Benedictine Sisters' Charitable Trust to co-file the stockholder resolution Detail Risks Associated with Railway Transportation of Crude Oil. In brief, the proposal states: RESOLVED: Shareholders request that ExxonMobil Corporation's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2016 annual meeting, barring competitive information and at a reasonable cost.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sr. Betty Kenny, OSF of Academy of Our Lady of Lourdes, Sisters of the Third Order Regular of St. Francis. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of ExxonMobil stock and intend to hold $2,000 worth through the date of the 2015 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for the lead filer of this resolution/proposal will be Sr. Betty Kenny, OSF of Academy of Our Lady of Lourdes, Sisters of the Third Order Regular of St. Francis who may be reached at Kenny@aol.com. Sr. Betty Kenny as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika, OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

# DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL

WHEREAS, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno(*EnergyWire*, July17, 2013).According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport,"noting that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM*, January 2, 2014)."

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario" (http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj).

In July 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated oil and railroad industries together.

Despite such efforts to protect the public, *The Wall Street Journal* reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers." The same *Journal* article stated that railroad companies are warning that proposed lower speed limits for oil trains could cause delays for the entire rail network, while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments."

RESOLVED: Shareholders request that ExxonMobil Corporation's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

## Supporting Statement

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil by rail from the Bakken Shale and other areas of the United States.

Investor Center
Fidelity Brokerage
Services LLC

139 N. Loop 1604 E., Suite 103
San Antonio, TX 78232

Fidelity Investments

December 10, 2014

RECEIVED
DEC 11 2014
B. D. TINSLEY

Mr. David S. Rosenthal
Corporate Secretary, Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Sent by Fax: (972) 444-1505

Re: Co-Filing of shareholder resolution – Railway Transportation of Crude Oil

As of December 10, 2014, The Benedictine Sisters holds, and has held continuously for at least one year, $2,000.00 worth of Exxon Mobil Corporation Common Stock (XOM). These shares have been held with National Financial Services (DTC#0226), a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us at (210) 490-1905 ext. 52775.

Sincerely,

Felisa Rodriguez
Relationship Manager

CC: Sr. Susan Mika, OSB

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 17, 2014

**VIA UPS – OVERNIGHT DELIVERY**

Sister Susan Mika, OSB
Corporate Responsibility Program
Benedictine Sisters' Charitable Trust
285 Oblate Drive
San Antonio, TX 78216

Dear Sister Mika:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Benedictine Sisters' Charitable Trust (the "Co-filer") the proposal previously submitted by Sister Betty Kenny concerning report on rail risks in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from Fidelity Investments, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Sister Betty Kenny